UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated September 10, 2010.

Press Release

ABB highlights mid-term growth opportunities at Capital Markets Day

Zurich, Switzerland, September 10, 2010 — ABB, the leading power and automation technology group, today highlighted the significant growth opportunities it sees in the modernization of the world’s power grids, its expansion into the discrete automation sector, and the convergence of power and automation demand across its business portfolio.

“ABB today has a highly dynamic and balanced automation and power technology portfolio and geographic market balance,” said ABB’s CEO Joe Hogan at the company’s annual capital markets day in Zurich, Switzerland. “The power of our portfolio helped us during the economic crisis and will help us grow as our markets recover.”

Hogan said over the past 12 months, ABB has improved operationally and become more market focused by realigning its automation business and introducing a dedicated marketing and technology function for high growth opportunities. The company has also made new investments in production facilities and research and development.

“We are today in a great position to benefit from the most important market trends in the industry, such as energy efficiency, industrial productivity, changing power requirements and the continuing strength of emerging economies,” Hogan said.

CFO Michel Demaré provided a brief update on the current business environment, saying that demand trends seen in the second quarter remain unchanged. “Our short-cycle businesses continue their robust recovery, but the long-cycle infrastructure business still faces headwinds,” Demaré said. “The company’s cost savings program remains on track to deliver $3 billion in cost reductions by the end of 2010.” Although the third quarter EBIT margin is traditionally weaker than Q2 due to a different business mix, ABB expects its Q3 2010 revenues in local currencies and EBIT margin adjusted for derivative transactions and restructuring-related costs to be higher than in the same quarter in 2009.

In the medium term, political action to reduce global CO2 emissions will continue to drive demand for renewable energies. However, the need to integrate energy sources such as wind and solar power into existing electricity grids is also creating significant business and technology challenges for its power customers. Peter Leupp, head of ABB’s Power Systems division, described how the company can address these issues through its combined expertise in the areas of alternating and direct current power transmission, grid IT solutions and, increasingly, power storage.

ABB also outlined the strategy to grow its Discrete Automation and Motion division, which was created at the beginning of 2010 as part of the realignment of its automation businesses to better tap future growth opportunities. Divisional head Ulrich Spiesshofer explained the company’s aims to increase its share in a market of more than $100 billion growing 5-10 percent a year.

In addition, the company described how it is meeting growing demand for both power and automation solutions in infrastructure markets with good long-term growth potential, such as renewable energies, rail and water, smart grids and data centers. By targeting these sectors with integrated solutions that include both power and automation technologies, ABB intends to play a leading role in these markets over the long-term, said Brice Koch, head of ABB’s Customer and Market Solutions team.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Wolfram Eberhardt, Thomas Schmidt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com

Important notice about forward-looking information

This press release includes forward-looking information and statements including other statements concerning the outlook for our third quarter revenues and EBIT margin. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the weakened global economy and political conditions, costs associated with compliance activities, raw materials availability and prices, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: September 10, 2010	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance